Exhibit 99.1

O2Micro Enters into Definitive Agreement for “Going Private” Transaction

GEORGE TOWN, Grand Cayman, September 30, 2022 (GLOBE NEWSWIRE) --  O2Micro International Limited (NASDAQ Global Select Market: OIIM) (“O2Micro” or the “Company”), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today announced that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FNOF Precious Honour Limited (“Parent”) and Rim Peak Technology Limited, a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), in a transaction implying an equity value of the Company of approximately US$145.9 million. As a result of the Merger, the Company will become an indirect, wholly owned subsidiary of Right Dynamic Investment Limited (“Holdco”), which will be owned by (a) Mr. Sterling Du, the Chief Executive Officer and the Chairman of the Board of Directors of the Company, and Mr. Perry Kuo, the Chief Financial Officer and a director of the Company (“Management Members”), (b) FNOF Dynamic Holdings Limited (the “Sponsor”, together with the Management Members, the “Consortium”), and (c) certain rollover shareholders and employees of the Company.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each American Depository Share of the Company (each, an “ADS”), representing fifty (50) ordinary shares of the Company, par value US$0.00002 each (the “Shares”), issued and outstanding immediately prior to the Effective Time, other than ADSs representing the Excluded Shares (as defined in the Merger Agreement), together with the Shares represented by such ADSs, will be cancelled and cease to exist in exchange for the right to receive US$5.0 in cash per ADS without interest, and each Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, the Dissenting Shares (as defined in the Merger Agreement) and Shares represented by ADSs, will be cancelled and cease to exist in exchange for the right to receive US$0.1 in cash per Share without interest. Pursuant to the terms of the Merger Agreement, share-based incentives held by current or former officers, directors and employees of the Company will be cancelled, cashed out or rolled over into equity incentives of Holdco, as applicable.

The merger consideration represents a premium of approximately 68.9% to the closing price of the ADSs on September 19, 2022 before the Company announced its receipt of the revised preliminary non-binding proposal letter from the Consortium, and premiums of approximately 42.4% and 38.2% to the volume-weighted average trading price of the ADSs during the 60 trading days and 90 trading days, respectively, prior to and including September 19, 2022.

The Merger will be funded through a combination of (i) cash contribution from the Sponsor pursuant to an equity commitment letter, (ii) debt financing to be provided by Credit Suisse AG, Singapore Branch and (iii) equity rollover by the Management Members and other rollover shareholders of all Shares and ADSs they beneficially own in the Company.

The Company’s board of directors, acting upon the unanimous recommendation of a committee of independent directors established by the board of directors (the “Special Committee”), approved the Merger Agreement and the Merger, and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger is currently expected to close during the first quarter of 2023 and is subject to customary closing conditions, including the authorization and approval of the Merger Agreement by the affirmative vote of shareholders representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy at a general meeting of the Company’s shareholders. The rollover shareholders have agreed to vote all Shares they beneficially own, which represent approximately 16.9% of the voting rights attached to the outstanding Shares as of the date of the Merger Agreement, in favor of the authorization and approval of the Merger Agreement and the Merger. If completed, the Merger will result in the Company becoming a privately held company and its ADSs will no longer be listed on the NASDAQ Global Select Market.

Needham & Company, LLC is serving as the financial advisor to the Special Committee. Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Special Committee.

Gibson, Dunn & Crutcher LLP is serving as U.S. legal counsel to the Consortium.

Certain legal matters with respect to the Cayman Islands law are advised by Maples and Calder (Cayman) LLP.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail to its shareholders a proxy statement that will include a copy of the Merger Agreement. In addition, in connection with the Merger, the Company and certain other participants in the Merger will prepare and disseminate to the Company’s shareholders a Schedule 13E-3 Transaction Statement that will include the Company’s proxy statement (the “Schedule 13E-3”). The Schedule 13E-3 will be filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER, AND RELATED MATTERS. Shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger, and related matters, without charge from the SEC’s website (http://www.sec.gov).

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities, and it is not a substitute for any proxy statement or other materials that may be filed with or furnished to the SEC should the proposed merger proceed.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial and Automotive markets. Products include Backlighting and Battery Management.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward looking statements involve factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Such factors, risks and uncertainties include the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, if the expected financing for the Merger is not available for any reason, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties discussed in documents filed with the SEC by the Company as well as the Schedule 13E-3 and the proxy statement to be filed by the Company. Further information regarding these and other factors, risks and uncertainties is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of the press release, and O2Micro undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Contact Information:
Daniel Meyberg
O2Micro Investor Relations
ir@o2micro.com

Joe Hassett
Gregory Communications
joeh@gregoryfca.com